Exhibit 99.1

Goldcorp to Release 2018 First Quarter Results on April 25th; Conference Call and Webcast on April 26th

VANCOUVER, March 13, 2018 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) will release its 2018 first quarter results after market close on Wednesday, April 25, 2018, followed by a conference call and webcast to be held on April 26, 2018 at 10:00 am PT.

First Quarter 2018 Conference Call and Webcast details:

Date:	Thursday, April 26, 2018
Time:	10:00 a.m. (PT)
Toll Free (US and Canada):	1-800-355-9672
Outside US and Canada:	1-416-340-2216

A live and archived webcast will also be available on Goldcorp's website at www.goldcorp.com.

The conference call will be available for replay by phone at:

Toll Free (US and Canada):	1-800-408-3053
Outside US and Canada:	1-905-694-9451
Replay end date:	May 27, 2018
Replay Passcode:	4818060#

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2018/13/c3625.html

%CIK: 0000919239

For further information: INVESTOR CONTACT: Etienne Morin, Director, Investor Relations, Telephone: (800) 567-6223, E-mail: info@goldcorp.com; MEDIA CONTACT: Christine Marks, Director, Corporate Communications, Telephone: (604) 696-3050, E-mail: media@goldcorp.com

CO: Goldcorp Inc.

CNW 17:00e 13-MAR-18